FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 22 November 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 GlaxoSmithKline plc

GSK publishes provisional dividend dates

GSK announces the following dividend dates for 2019.

	Results announcement date	Ex-dividend date	Record date	Last date for DRIP elections	Payment date
Q1 2019	Wednesday 1 May	Thursday 16 May	Friday 17 May	Thursday 20 June	Thursday 11 July
Q2 2019	Wednesday 24 July	Thursday 8 August	Friday 9 August	Thursday 19 September	Thursday 10 October
Q3 2019	Wednesday 30 October	Thursday 14 November	Friday 15 November	Monday 16 December	Thursday 9 January 2020
Q4 2019 (Final)	Wednesday 5 February 2020	Thursday 20 February 2020	Friday 21 February 2020	Tuesday 19 March 2020	Thursday 9 April 2020

These dates are indicative and may be subject to change.

V A Whyte
Company Secretary

22 November 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: November 22, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc